June 12, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Australian Formulated Corporation

Form S-1/A

Filed May 4, 2017

File No. 333-216896

To the men and women of the SEC:

On behalf of Australian Formulated Corporation, Inc.., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 15, 2017 addressed to Mr. Thomas Lashan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on May 4, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Financial Statements for the Period Ended January 31, 2017

Note 1. Organization and Business Background, page F7

1. We note your response to comment 15. While the guidance in ASC 805 related to business combinations does not apply to combinations of entities under common control, please note that ASC 805-50 contains separate accounting and disclosure guidance for transactions between entities under common control that appear applicable to your transaction. To better comply with ASC 805-50, please revise the following:

-Revise Note 1 to include, if true, a statement that each subsidiary listed has been included in these financial statements since the earliest of its date of inception or the date it came under the common control of Mr. Lashan.

-Revise your “Basis of presentation¨ accounting policy on page F7 to explain how your basis of presentation complies with ASC 805-50-30-5 and 805-50-45-2 through 45-5.

-Revise the footnotes to your financial statements to disclose in an appropriate location the information required by ASC 805-50-50-3.

Company Response:

 The following has been added to note 1 on page F7:

“We have presented our financials on a combined basis from inception, August 4, 2016, because we, and our current subsidiaries, were and remain entities under common control of Mr. Lashan, director of Australian Formulated Corporation.”

Additionally, we have added the following under the “Basis of presentation” section on page F7:

“The method used to present a common-control transaction that results in a change in the reporting entity. The assets and liabilities and operations of the two businesses were combined at their historical carrying amounts, and all historical periods were adjusted as if the businesses had always been combined. In a common-control transaction, the receiving entity retrospectively adjusts its financial statements to include the transferred net assets and any related operations for all periods for which the entities or net assets were under common control. If the entities were not under common control for the entire period being reported on, the receiving entity’s financial statements are adjusted only retrospectively to the date on which the entities became under common control.

The receiving entity recognizes the transferred net assets at their historical carrying amounts in the parent’s consolidated financial statements. No new goodwill is recognized. The carrying values of the transferred net assets are added to the carrying values of the receiving entity’s net assets. If the receiving entity and transferring entity applied different accounting principles and the transferred assets or liabilities are adjusted to reflect the method of accounting applied by the receiving entity, the change in accounting principle should be applied retroactively for all periods presented.

Also, ASC 805-50-45-2 states that the financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. ASC 805-50-45-5 states, that the financial statements and financial information presented for prior years shall be retrospectively adjusted for periods during which the entities were under common control. We believe this applies in whole when the date of common control begins in a prior year; however, in the present case, the date of common control fell within the current period.  Therefore, we believe that “prior year” is to be interpreted as prior to the date of common control and as such, only the financial information from and after the date of common control should be combined in any financial statements.”

Finally, we have added the following to note 1 on page F7 in order to disclose the information required by ASC 805-50-50-3:

“AFC ANS Baby Holdings Limited, incorporated in Seychelles, is an investment holding company with 100% equity interest in Australian Formulated Limited, a company incorporated in Hong Kong. On January 16, 2017, Australian Formulated Corporation was organized to be the holding company parent to, and succeed to the operations of AFC ANS Baby Holdings Limited. The former unit holder of AFC ANS Baby Holdings Limited became the unit holder of Australian Formulated Corporation and AFC ANS Baby Holdings Limited became a wholly-owned subsidiary of Australian Formulated Corporation. This transaction was accounted for as a transaction among entities under common control and the assets, liabilities, revenues and expenses of AFC ANS Baby Holdings Limited were carried over to and combined with Australian Formulated Corporation at historical cost, and as if the transfer occurred at the beginning of the period.”

Exhibit 5.1

2. We note your response to comment 18. As the SS Shares are already outstanding, please have counsel revise the opinion for the SS Shares, stating that the shares “are” legally issued, fully paid, and non-assessable. The future tense “will be” does not appear to apply to the SS Shares.

Company Response:

Counsel has revised the opinion letter accordingly.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 12, 2017

/s/ Thomas Lashan

Thomas Lashan

Chief Executive Officer